UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

 Commission File Number: 001-39738

UCOMMUNE INTERNATIONAL LTD

(Exact name of registrant as specified in its charter)

Floor B1, Tower D

No 2 Guang Hua Road

Chaoyang District, Beijing 100026

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒        Form 40-F   ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release: Joining Hands Towards a Shared Future—Signing Ceremony of Strategic Cooperation Between Ucommune and New World Development (Wuhan) Limited & Forum on Optimizing Building Economy and Collaborating for Breakthrough Development Successfully Held

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCOMMUNE INTERNATIONAL LTD

By:	/s/ Zirui Wang
Name:	Zirui Wang
Title:	Chief Executive Officer and Chief Risk Officer

Date: December 14, 2023

[Signature Page to Form 6-K]

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